1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: April 25, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of March 2025.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		2/28/2025	3/31/2025
Chairman & Chief Executive Officer	C.C. Wei	7,093,095	7,505,395	412,300
Executive Vice President and Co-Chief Operating Officer	Y.P. Chyn	9,123,071	9,235,883	112,812
Executive Vice President and Co-Chief Operating Officer	Y.J. Mii	1,016,273	1,127,898	111,625
Senior Vice President and Deputy Co-Chief Operating Officer / Chief Information Security Officer	Cliff Hou	507,919	619,568	111,649
Senior Vice President and Deputy Co-Chief Operating Officer	Kevin Zhang	115,867	226,304	110,437
Senior Vice President	Lora Ho	6,474,283	6,590,183	115,900
Senior Vice President	Wei-Jen Lo	1,282,328	1,399,178	116,850
Senior Vice President	J.K. Lin	13,880,462	14,022,562	142,100
Senior Vice President, General Counsel and Corporate Governance Officer	Sylvia Fang	1,159,699	1,230,474	70,775
Senior Vice President and Chief Financial Officer	Wendell Huang	1,660,221	1,731,716	71,495
Vice President	Y.L. Wang	1,361,572	1,432,347	70,775
Vice President	Douglas Yu	258,496	330,458	71,962
Vice President	T.S. Chang	181,289	252,064	70,775
Vice President	Michael Wu	692,347	763,597	71,250
Vice President	Min Cao	405,525	476,775	71,250
Vice President	Y.H. Liaw	805,532	851,369	45,837
Vice President	Simon Jang	358,832	404,194	45,362
Vice President	C.S. Yoo	2,781,449	2,827,761	46,312
Vice President	Jun He	33,310	78,434	45,124
Vice President	Geoffrey Yeap	79,532	147,994	68,462
Vice President and Chief Information Officer	Chris Horng-Dar Lin	56,137	101,499	45,362

Title	Name	Number of shares held as of		Changes
		2/28/2025	3/31/2025
Vice President	Jonathan Lee	410,120	456,688	46,568
Vice President	Arthur Chuang	4,601,258	4,646,620	45,362
Vice President	L.C. Lu	195,957	242,031	46,074
Vice President	K.C. Hsu	100,927	147,239	46,312
Vice President	Ray Chuang	286,318	314,818	28,500

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$17.1 billion of acquisition and NT$0.7 billion of disposition.
4.The capital appropriations approved by TSMC board of directors: Inapplicable.
5.The unsecured bonds issued by TSMC and its subsidiaries: Inapplicable.

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
114-1	A	March 2025 ~ March 2030	NT$12.0	1.90%	Bullet repayment; interest payable annually
	B	March 2025 ~ March 2035	NT$7.2	2.05%